October 20, 2006
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Room 4561
Washington, D.C. 20549-0303

Attention:	Kathleen Collins
Accounting Branch Chief
Thomas Ferraro
Senior Staff Accountant
April Coleman
Staff Accountant

Re:	CDC Corporation
Form 20-F for the Fiscal Year Ended December 31, 2005 (filed June 21, 2006)
Form 6-K Filed March 6, 2006
Form 6-K Filed April 13, 2006
Form 6-K Filed May 2, 2006
Form 6-K Filed May 26, 2006
File No. 000-30134
Dear Ms. Collins, Mr. Ferraro and Ms. Coleman:
     On behalf of CDC Corporation (“we”, “CDC” or the “Company”), set forth below are responses to the comment letter dated August 31, 2006 (the “August 31 Comment Letter”) from the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filings.
     Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in our Form 20-F for the Fiscal Year Ended December 31, 2005.

Form 20-F for the fiscal Year Ended December 31, 2005
Note 2. Summary of Significant Accounting Policies
(g) Investments, page F-14
1.	We note your disclosure here and throughout the document regarding your investments in entities for which “ownership exceeds 20% or for which the Company owns less than 20% but has the ability to exercise significant influence, but which are not majority owned” and that you account for these investments under the equity method. Provide a list of your equity investees, including the name of each company, your percentage interest, and total assets, liabilities and revenues for each company for each year covered by this annual report. Also tell us how you considered the guidance in FIN 46R in determining that consolidation was not required. Finally, tell us what consideration was given to the disclosure requirements in Item 8 of Form 20-F and Item 3-09 of Regulation S-X.

Response: Our investments in equity investees, including the name of each company, percentage of equity ownership interest held, and total assets, liabilities and revenues for each equity investee in the respective periods are shown in the table in Appendix A.

We concluded that the appropriate accounting treatment to apply to each of our equity investees was the equity method pursuant to APB 18. We arrived at this conclusion after assessing the guidance in FIN 46R and determined that none of our equity investees constituted a “variable interest entity” (“VIE”). The following is a summary of the analysis for each of our equity investees.
A. FIN 46R
(i) 17game Group
17game Group, a private company, is principally engaged in the hosting of online video games in China. Prior to the Company’s involvement with 17game Group (the “entity”), the entity’s equity was effectively held by its two founding shareholders. None of the founding shareholders were related parties. The Company holds its investment in 17game Group through its 77% owned consolidated subsidiary, China.com Inc. (“China.com”).
A timeline and description of China.com’s investments in 17game Group are as follows:
Summary of our equity position in 17game Group over time:
•	February 2004: Senior secured convertible loan agreement with 17game Group (the “loan agreement”) in place. No equity, but ability to acquire equity pursuant to a share purchase agreement and a call option

•	August 2004: Acquired 11.1% of 17game Group’s equity

•	November 2004: Ownership increased to 36.5% of 17game Group’s equity

•	August 2005: Ownership increased to 48%

•	March 2006: 100% of equity acquired
February 2004:
China.com became initially involved with 17game Group in February 2004 when China.com entered into a senior secured convertible loan agreement with 17game Group (the “loan agreement”), together with a call and put option agreement with the founders on shares of 17game Group (the “option agreement”), and a share purchase agreement with 17game Group.
Pursuant to the terms of the loan agreement, China.com provided 17game Group with a line of credit totaling $3.2 million. The loan was divided into 3 draw-downs of $0.2 million, $1.0 million and $2.0 million. The interest rate was 3% per annum, compounded annually and is payable quarterly. $1.2 million was drawn down in February 2004. The loan agreement was amended on August 27, 2004 to split the third draw-down into two: a draw-down of $0.8 million and a draw-down of $1.2 million.
Additionally, the loan agreement provided China.com with the right to convert the outstanding debt into equity of 17game Group in the event of default, and voluntarily at the option of China.com after April 30, 2004, or automatically immediately after the final drawdown is made. The number of conversion shares to be issued was determined as the product of (i) the outstanding amount of the draw-downs multiplied by (ii) the total number of issued and outstanding shares of 17game Group at the date of the conversion and divided by (iii) $8.0 million.
The provisions of the share purchase agreement provided China.com with the right to subscribe for a certain amount of shares in 17game Group, if 17game Group elected not to draw down the full amount provided for under the loan agreement. Specifically, in the event that either the second draw-down or the final draw-down did not occur due to the failure by 17game Group to fulfill its obligation to make its reasonable best efforts to consummate all draw-downs, China.com had the right to purchase (i) up to 3,750 (as adjusted for dilution so that this was not less than 8.93% of the shares on a fully diluted basis) newly issued shares for not greater than $1.0 million (or a pro rata portion thereof) if the second draw-down had not occurred and (ii) up to 7,500 (as adjusted for dilution so that this was not less than 17.86% of the shares on a fully diluted basis) newly issued shares for not greater than $2.0 million (or a pro rata portion thereof) if the final draw-down had not occurred.
The option agreement provided the founding shareholders with a contingent put option for the remaining number of shares not owned by China.com at the time of the exercise, which may have become exercisable, for a 90-day period, contingent upon achieving 4 profitable quarters, commencing from the earlier of (i) December 31, 2006, or (ii) the date when China.com officially owns at least 51% of 17game Group, or (iii) the date when 17game Group engages a lead underwriter for an IPO. The price to be paid by China.com to the founding shareholders would be calculated by multiplying the percentage of puttable shares (i.e. the number of puttable shares divided by the total number of shares of 17game Group on a fully diluted basis on the date of the put option notice) by the cumulative net income for the previous 12 months commencing from the month in which the put option notice is delivered and 9.5. The Company considered the guidance in EITF 00-6, paragraph 8(d), where the SEC staff indicated that written put options should be recorded at fair value and marked to market through earnings and concluded that the fair market value of the put option was not material at inception, at each subsequent reconsideration event date and as of the end of each of the reporting periods.
In addition to the put option, the agreement provided China.com an option to call all or part of the shares held by the founding shareholders under certain circumstances. The call option may have become exercisable after the option holder converts the aggregate amount of all three draw-downs into ordinary shares of 17game Group, unless either the second draw-down or the final draw-down did not occur due to the failure by 17game Group to fulfill its obligation to consummate all draw-downs under the loan agreement; in which event China.com would have had the right to call the option shares at any time during the call option period commencing May 1, 2004 until the earlier of (i) December 31, 2006 and (ii) 90 days after 17game Group engages a lead underwriter for an IPO of 17game Group’s shares.
The call option price was determined by multiplying the previous 12 months cumulative net income by 9.5. Restrictions on the pricing of the call option were as follows:
i.	If the call option notice was to be delivered prior to December 31, 2004, the total price may have not been lower than $13 million.

ii.	If 17game Group engaged a lead underwriter for the IPO of 17game Group’s shares an accelerated payment was to be made based on the called share % multiplied by the valuation provided by an investment bank, less any installments already made.

iii.	No installments may have been calculated at less than zero.

iv.	There was an option consideration cap of $50 million
From February 2004, China.com was entitled to one out of three board seats.
August 2004:
In August 2004, China.com purchased an 11.1% equity interest directly from one of the founding shareholders for $0.8 million in cash. This transaction was independent of the call rights and conversion rights that the Company otherwise had.
November 2004:

In November 2004, the remaining $1.2 million was drawn down under the loan agreement and the entire $3.2 million loan was converted into a 25.4% equity interest in 17game Group, which together with the 11.1% equity stake acquired in August, brought China.com’s total equity interest to 36.5%. From November 2004, China.com was entitled to two out of five board seats.
August 2005:
In August 2005, China.com acquired an additional 11.5% equity interest in 17game Group for cash consideration of $3,500,000, which was comprised of 5,248 new shares for $2,500,000 and 2,098 shares acquired directly from the founding shareholders for $1.0 million. As a result of these purchases, China.com increased its equity interest in 17game Group to 48%.
March 2006:
In March 2006, China.com acquired the remaining 52% of 17game Group for a total purchase price of $18,000,000. The acquisition was executed pursuant to a sale purchase agreement, negotiated between China.com and the founding shareholders. The put option was not exercisable as of this date and was terminated upon conclusion of the purchase. The Company began consolidating 17game Group as of this date.
The transactions and equity interest described above represent the only significant financial interests held in 17game Group by China.com. Related parties of China.com, including CDC, did not have any other financial interests in 17game Group.
In assessing the need to consolidate 17game Group, pursuant to the guidance in FIN 46R, the Company first performed an assessment of whether or not 17game Group met the requirements for a scope exception provided for in paragraph 4 (h). Paragraph 4 (h), states, in part, as follows:
An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist.
Accordingly, before assessing the 4 conditions specified under paragraph 4 (h), the Company first assessed whether or not 17game Group met the definition of a “business” as the term is used in FIN 46R. Paragraph C4 of Appendix C of FIN 46R defines the term “business” as follows:

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.
Prior to China.com’s involvement and through the period under analysis, 17game Group has operated an online video game business. 17game Group is an operating business which has all the required elements, including inputs, outputs, and processes, as those terms are defined in paragraph C4, to conduct normal operations and sustain a revenue stream by providing its products or services or both to customers. Therefore, the Company has concluded that 17game Group meets the definition of a business.
Secondly, the Company performed an analysis, to determine whether or not any of the conditions specified in paragraph (h) existed at the original date of acquiring an interest. The Company’s conclusion with respect to each of these conditions is as follows:
4(h)(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.
17game Group was in operation before China.com’s involvement in February 2004 and 17game Group’s operations continued to be carried out in accordance with the business plan developed by the Founding Shareholders throughout the period under consideration. In conclusion, China.com did not participate significantly in the original design of the entity.
We also took the view that none of the events subsequent to our initial involvement (which are listed above, and which are considered reconsideration events pursuant to paragraph 7) resulted in China.com participating significantly in the redesign of the entity. However, we are aware that there is limited guidance as to what constitutes a “redesign” and that the determination of whether China.com would be considered to have participated significantly in the redesign of the entity is subject to some judgment. Thus, we also considered at each of August 2004, November 2004 and August 2005 whether China.com could have been the primary beneficiary. Management believes that none of the reconsideration events constituted a redesign of the entity and therefore the Company is scoped out of FIN 46R. As a result management has not determined whether 17game Group is a VIE but we did analyze and conclude that even if 17game Group was a VIE that China.com would not be the primary beneficiary.
The only variable interests in the entity are its equity, debt and the put option. Since the Company did not provide the majority of the variable interest, based on fair value, in 17game Group at inception and at each subsequent reconsideration event date, and the shareholders’ agreement stipulated that each shareholder participate proportionately in the returns and losses in 17game Group, we concluded that we were not the primary beneficiary since we would not absorb the majority of 17game Group’s expected losses or its expected residual returns.
4 (h)(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.
China.com, nor any of its related parties, was involved in the initial design of 17game Group. 17game Group operates as an autonomous business. 17game Group was not designed so that its activities either involve or are conducted on behalf of China.com or any of China.com’s related parties, including the Company.
4(h)(3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
As highlighted in the outline above, the maximum interest held in 17game Group for the two years ended December 31, 2005 was 48%. As of the August 2005 reconsideration event, which resulted in the issuance of new shares for $2,500,000 by 17game Group to China.com, there was no other significant subordinated financial support provided to 17game Group. Based on an analysis of the fair values of the interests in 17game Group (including the put option), at each reconsideration event, the Company has concluded that at no point did it provide more than 50% of the subordinated financial support to the entity. In conclusion, this condition is not violated.
4(h)(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.
17game Group has no activities related to securitizations or other forms of asset-backed financings. In conclusion, this condition is not applicable.
In conclusion, the Company respectfully submits to the Staff that the Company concluded that 17game Group is outside the scope of FIN 46R based on paragraph 4(h). Further, even if 17game Group were within the scope of FIN 46R then China.com would not have been the primary beneficiary.
Accordingly, the Company has considered other applicable US GAAP accounting literature and determined that 17game Group should be accounted for as an equity investee pursuant to the guidance in APB 18 — “The Equity Method of Accounting for Investments in Common Stock”. As noted above, the Company, through it subsidiary China.com, will begin consolidating 17game Group from April 1, 2006, the date upon which it acquired the remaining 52% in 17game Group.

(ii) Sportasia Media Limited
Sportasia Media Limited (“Sportasia”) was formed in March 2000 as a joint venture between the Company and Agence France Presse (“AFP”), an unrelated third party, for the purpose of operating a pan-Asian interactive sports news agency named ASIASPORTS.COM. All profit sharing, voting and other rights were equally distributed between the two joint venture partners. Decisions in all areas essential to the accomplishment of a joint venture required the consent of both partners and none of the individual partners was in a position to unilaterally control the partnership. Sportasia was a small scale business and was disposed of in 2005. We accounted for our investment in Sportasia pursuant to APB 18 using the equity method throughout the investment period. Upon the adoption of FIN 46R in 2003, we did not determine whether Sportasia was a variable interest entity because Sportasia did not have any operating results in 2003 and 2004 and its assets (comprised mainly of cash and cash equivalents of $671,000 and $648,000 in 2003 and 2004, respectively, and liabilities, (comprised mainly of joint venture partner loans of $2,987,000 in 2003 and 2004), would not materially impact our consolidated results even if consolidated.
(iii) Beijing Palm-Lottery Information Technology Company Limited
Our 50% interest in Beijing Palm-Lottery Information Technology Company Limited (“Palm-Lottery”) resulted from our acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a mobile music and chatting services provider in China in 2003. Palm-Lottery was a corporate joint venture entity between Newpalm and a third party partner. All profit sharing, voting and other rights were equally distributed between each joint venture partner. Decisions in all areas essential to the accomplishment of a joint venture required the consent of both partners and none of the individual partners was in a position to unilaterally control the partnership. We accounted for our investment in Palm-Lottery pursuant to APB 18 using the equity method throughout the investment period. Upon the adoption of FIN 46R in 2003, we determined that Palm-Lottery qualified for exemption under paragraph 6 because we did not hold a significant variable interest in Palm-Lottery because the operating results (net income in 2003 was less than 1% of our consolidated net income) and financial position (net assets comprised mainly of current assets and liabilities which were less than 1% of the corresponding consolidated totals) of Palm-Lottery were insignificant relative to our consolidated group. Also we were not significantly involved in the design or redesign of Palm-Lottery because we were not involved in its initial formation nor did the legal structure or operating activities of Palm-Lottery change after our acquisition. Shortly after our acquisition of Palm-Lottery, we disposed it in 2004.
B. Item 8 of Form 20-F and Item 3-09 of Regulation S-X Consideration
The Company considered the requirements in Item 8 of Form 20-F and Item 3-09 of Regulation S-X which require disclosure of financial information of significant equity method investments if certain criteria are met. Investees are considered to be individually significant if they meet either the investment test or the income test at the twenty percent level. The Company also considered the requirements in Reg S-X 4-08(g) which require disclosure of summarized financial information of equity investees if they meet either investment test or income test at the ten percent level. Except as explained below, none of our equity investees exceeded the above noted significance test thresholds for each of the years ended December 31, 2003, 2004 and 2005.
Our initial assessment of 17game Group was performed by excluding the amortization of excess purchase price of our investment in 17game Group, however, upon further review of the application of Rule 1-02(w) and the guidance in the International Reporting and Disclosure Issues in the Division of Corporation Finance, we determined that such amortization should be included in the numerator for purposes of calculating the income test pursuant to Reg S-X 3-09, Reg S-X 4-08(g) and S-X 1-02(w). As a result, the income test relating to 17game Group exceeded twenty percent for 2004 and 2005.
The Company’s shares of losses from its investment in 17game Group were $308,000 and $1,593,000 in 2004 and 2005, respectively. Included in these amounts was the amortization of intangible assets with finite useful lives arising from the difference between the Company’s carrying amount of investment and the underlying equity in net assets of 17game Group as required by APB 18, paragraph 19(n) as follows (amounts in USD):

	2004	2005
CDC’s share of loss of 17game Group	$254,000	$196,000
Amortization of intangible assets related to acquisition	$54,000	$1,397,000
Total share of loss from CDC’s investment in 17game Group	$308,000	$1,593,000
Therefore, vast majority of loss from CDC’s investment in 17game Group in 2005 was due to the amortization of intangible assets at China.com level associated with China.com’s acquisition of 17game Group.
Notwithstanding the above, we believe that it would not be useful to investors for us to provide separate financial statements for 17game Group after considering the following quantitative and qualitative factors.

From a quantitative standpoint we wish to point out the following facts relating to our investment in 17game Group, which provide information on its significance on a stand alone basis relative to the Company on a consolidated basis. The following information is not intended as a substitute for the significant subsidiary analysis under Regulation S-X; rather, it is intended to show from an overall standpoint the relative insignificance of 17game Group when compared to our consolidated results:
Certain Financial Measures As of and For the Years Ended December 31, 2004
and December 31, 2005

	2004			2005
		17game Group:			17game Group:
Financial Measure	CDC	Full Company Results		CDC	Full Company Results
			As a			As a
			Percentage			Percentage
			of CDC			of CDC
	In Dollars	In Dollars	Results	In Dollars	In Dollars	Results
Revenues	182,683,000	1,045,000	0.6%	245,037,000	6,276,000	2.6%
Total assets	664,331,000	4,747,000	0.7%	608,035,000	5,796,000	1.0%
Short-term assets	341,685,000	1,759,000	0.5%	186,878,000	2,487,000	1.3%
Total liabilities	177,498,000	4,427,000	2.5%	119,677,000	3,943,000	3.3%
Short-term liabilities	171,003,000	4,427,000	2.6%	114,181,000	3,943,000	3.5%
Gross profit	103,451,000	434,000	0.4%	137,036,000	3,836,000	2.8%
In addition to the quantitative factors noted above, the Company also considered the following applicable qualitative factors:
•	The exclusion of the amortization of excess purchase price of our investment in 17game Group from the numerator for purposes of calculating the income test pursuant to Reg S-X 3-09, Reg S-X 4-08(g) and S-X 1-02(w) was not intentional.

•	The additional disclosure would not result in a change in earnings or other trends.

•	The omitted disclosure was not a result of an attempt to meet earnings expectations.

•	The omitted disclosure did not have any impact on the reported results of any of our segments.

•	The Company does not have debt covenant or other significant regulatory compliance requirements that would have been impacted by the additional disclosure.

•	The omitted disclosure did not have the effect of satisfying requirements for the award of bonuses or other forms of compensation to senior management.

•	The omitted disclosure was not part of our basic financial statements (balance sheet, income statement, equity statement or cash flows) and our stock price generally does not have significant volatility based upon any one particular non-basic financial statement disclosure items.
We respectfully request the Staff to consider the above noted quantitative and qualitative considerations in determining whether separate audited financial statements for 17game Group for 2004 and 2005, pursuant to Reg S-X 3-09, must be included in our 2005 Form 20-F filing. We further respectfully request the Staff to consider whether the summarized financial statement information for 17game Group for 2004 and 2005, pursuant to Reg S-X 4-08(g), must be included in our 2005 Form 20-F filing. We note that in our next Annual Report on Form 20-F, we will reflect 17game Group as part of our consolidated company for the fiscal year ending December 31, 2006 since we acquired all remaining equity in 17game Group in March 2006.
(1) Revenue Recognition, page F-16
Software:
2.	We note your disclosure that “the Company allocates the arrangement fee in these multi-element arrangements to each individual element using its relative fair value as based on vendor specific objective evidence.” We further note your disclosure on page 96 under Critical Accounting Policies and Estimates where you state that “VSOE is typically determined by the customary price charged for each element when sold separately after the application of any standard approved discount. In the case of an element not yet sold separately, VSOE is the price established by authorized management if it is probable that the price, once established, will not change before market introduction.” Tell us in detail how you have established VSOE for each of the elements present in your multi-element arrangements. In these regards, address the following:
•	Specifically describe the elements or type of transaction where you have relied on the price established by authorized management to establish VSOE. Note that in situations where VSOE of fair value is determined by management having relevant authority and has not yet been sold separately, the period of time until the element is expected to be sold separately should be relatively short.

•	Describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the agreement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered guidance in paragraphs 10 and 57 of SOP 97-2.

•	Regarding maintenance, do contracts contain stated renewal rates? If yes, do the customers actually renew at those rates or are they renegotiated?
We may have further comments based on your response.
Response: Revenue from the sale of software products often includes a combination of software, consulting and integration services, and the provision of training and maintenance services. Consulting and integration services consist of installation and implementation services. Revenues from the sale of our software products and related services stated above are included in our Software segment. VSOE for each of the above noted elements are determined as follows, which is consistent with paragraphs 10 and 57 of SOP 97-2:
Maintenance:
VSOE for our maintenance services is determined based on the contractual renewal rate. The maintenance renewal rates are always priced based on a percentage of software license fee. Maintenance renewal rates as percentage of license fee is set at a fixed rate for all products sold within a certain geographical area. Therefore, the geographical area is the only factor that will affect the renewal rate for our maintenance services. Maintenance renewal rates may be different for the same basic product sold in different geographical areas due to different market variables such as competitors’ pricing and distribution channels. However, substantially all of our maintenance renewals are priced at a standard percentage of software license fee and therefore the Company determined that it has established a VSOE for maintenance. Our policy and business practice is for customers to renew their maintenance services at the stated rate indicated in the contract.
Consulting and integration services and training:
Consulting and integration services are provided in the form of installation and implementation services. VSOE for consulting and integration services and for training services, respectively, is determined based on transactions where such services are rendered on a stand alone basis to third parties. Historically a substantial majority of our stand alone consulting and integration services and our stand alone training services are priced within an extremely narrow range whereby the vast majority of such arrangements are priced within a small range from the median value of the stand alone sales. Variation in pricing for such services is due to differences in transaction volume and type of arrangement (beta site versus established sites). VSOE for consulting and integration as well as training services is established by region by an analysis of stand alone sales of services over the preceding one year period. In order for VSOE to be established we apply a threshold of 80% of data points falling within 15% of the mean. This means that we use the stated (negotiated) rates per the agreements as VSOE for our consulting, integration and training services as long as they are within the range.
Software:
We generally do not sell software or software licenses to our customers on a stand alone basis; therefore, allocation of our fees to the software component of our multiple element arrangements is determined using the residual method. According to this method, the Company measures the amount of the arrangement fee allocated to the delivered elements based on the difference between the arrangement fee and the VSOE of the fair value of the undelivered elements. The amount allocated to the software license is calculated by subtracting the VSOE fair value for maintenance, consulting and integration services, and training services from the total arrangement fee in accordance with paragraph 12 of SOP 97-2.
For the vast majority of our software sales, we determined VSOE for each element in our multiple element transactions as stated above. In multiple element arrangements, where an element has not been previously sold separately, VSOE for that element may be established by management having the relevant authority. In very limited situations where our multiple element arrangement includes a new software product which has not been previously introduced to the marketplace, VSOE for the new software product is established by management having the relevant authority if it is determined to be probable that the price, once established, will not change before the separate introduction of the new software product into the marketplace. Company’s total sales of elements that have previously not been sold separately and for which VSOE was determined by management having the relevant authority equaled $0 in 2003 and 2004 and $166,000 in 2005. In all such sales the product in question was sold for the price as determined by management having the relevant authority and the period of time until such element was sold separately was less than 6 months and in all cases, the price on the subsequent stand alone sales was not changed.
3.	We note your disclosure that “when software licenses are sold indirectly to an end-user through VARs, the Company recognizes as revenue only the net fee receivable upon sell-through to the end-user.” Describe in greater detail how you account for these transactions, including references to the relevant authoritative accounting literature. In this regard tell us how the “net fee” is arrived at and also describe the relevant terms and conditions of these arrangements that support your practice of recording the “net-fee” as revenue only upon sell-though to the end-user.

Response: We enter into software license arrangements with certain established VARs in which the VARs agree to sell our software to end-users. In these arrangements, the VARs are obligated to pay us only as and if sales are made to the end-users. The “net-fee” that we receive is calculated on a stipulated percentage of the individual sales earned by the VARs which is stated in our sales contract. Pursuant to SOP 97-2, our fee relating to VARs transactions are not fixed or determinable until the software is sold by the VARs to the end users. Consequently we do not recognize any revenue for our VARs transactions until all the criteria specified under paragraph 8 of SOP 97-2 are met which coincides with the sell-through to the end-users because at that point, we have persuasive evidence of an arrangement (signed contract with VARs), the fee is fixed or determinable, delivery has occurred and collection is reasonably assured.
VARs have a sole discretion and responsibility to determine and negotiate the sales price of our software with the end-users. VARs are also responsible for billing and collecting from the end-users and assume all credit risks.
Based on the above we concluded that the use of the term “net fee” does not appropriately describe the fee collected under these arrangements because VARs are our customers. The fees we receive from VARs are not “net” of any other fees and we will revise the disclosure in our future filings.
Notwithstanding the above, we considering the guidance in EITF 99-19 and concluded that revenue should be recorded based on the fees we receive from the VARs (calculated based on the fee structure stated in the sales contract) because:
•	The VARs are the primary obligors in the arrangement since they are responsible for fulfillment of the transaction, including the acceptability of the products purchased by the end-users. Therefore we are merely acting in the capacity as an agent to the transactions between the VARs and the end users;

•	Our fees are calculated based on a pre-set percentage of the sales price charged to the end-users by VARs and we do not determine the ultimate sales price charged;

•	The VARs have credit risk over fee collection. We are entitled to our fees regardless of whether the VARs are able to collect from the end users.
4.	We note that you provide a significant amount of services in connection with your software sales. Clarify whether any of these services represent significant production, modification or customization of your software or if the services are essential to the functionality of any element in your arrangement. Refer to paragraph 7 and 65 of SOP 97-2.

Response: The software products in our Software segment are designed to automate, optimize and support the processes of an organization to achieve company-wide integration of business and technical information across multiple divisions and organizational boundaries, such as finance, manufacturing, logistics, human resources, marketing, sales and customer service, by utilizing common databases and programs that share data real time across multiple business functions. We have developed and marketed a variety of software products to our customers. Such software products include enterprise resource planning, customer relationship management, supply chain management, order management, human resources and payroll management and business intelligence systems. These software products enable our customers to better manage and access information that will enable them to perform more effectively and efficiently. We consider all of our software products to be “off-the-shelf” products because they can be easily integrated into our client’s existing information systems and therefore there is little modification or customization required. The sale of these software products often include the provision of various services, such as installation, training and consultation, but such services do not result in a significant modification or customization of the software products nor are these services essential to the functionality of the software products being sold. Essentially, our software products and their functionality are delivered on an “as-is” basis. Such services are included in the sale of software because we want to be able to offer our customers a full suite of product and services. To date, we have not sold any of our software products where we had to significantly modify or customize the product to meet the specific contractual or customer requirements. After considering paragraphs 7 and 65 of SOP 97-2, we concluded that these services are not considered essential to the functionality of our software products and should be separately accounted for because a) the installation process, which is fully described in the user’s manual, can be performed by the customers themselves or can be performed by third party IT consultants; b) our software products are developed with generic interfaces that permit relatively easy linkage to existing programs in the customers’ IT environment; c) the functionality of the software product is not affected nor is it dependent on the delivery of these services and the inclusion or exclusion of such services will impact the total arrangement fee because we provide such services as “value-add” components to the entire contract.
Business Services:
5.	We note your disclosure that “advertising and marketing consulting services revenues for fixed price contracts are recognized upon completion of contractual milestones...” Tell us how your policy complies with the guidance in SAB 104. In this regard, describe these contractual milestones, how pricing is determined and how amounts recognized at completion of each milestone reflect the concept of recognizing revenue as services are provided.

Response: We provide business marketing data and marketing support services in Australia and New Zealand primarily through our Mezzo business which is included in our Business Services segment. In these single element arrangements Mezzo maintains the databases as a source of marketing intelligence on medium and large companies and organizations in Australia and New Zealand. Direct marketers and other customers can use this data to develop and execute marketing campaigns, measure market penetration and analyze marketing opportunities. Revenue from our advertising and marketing services is recognized upon the delivery of a specified customer list and other data from our databases to our customers. The delivery is in the form of a flat file of data which is delivered to the customer by email. These services are priced based on a pricelist. The price is determined based on the number of contacts and the amount of data supplied for each contact. The delivery of the customer list to the customer constitutes the contract delivery or milestone. Milestones are met upon delivery.
Consistent with SAB 104, we do not recognize revenues from this type of arrangements until all criteria in SAB 104 have been met which coincides with the delivery of the customer list to the customer because at that point, we have a persuasive evidence of the arrangement, the fee is fixed and determinable, delivery has occurred and collection is reasonably assured. The completed performance method is appropriate because the delivery of the data is of such significance to the customer that substantial performance has not taken place until the data is delivered.
While we acknowledge that “milestones” are not the perfect way for describing the revenue recognition model for these arrangements, we note that the revenue recognition model for recognizing revenues upon meeting contractual milestones is similar to the model for recognizing revenues upon delivery. In future filings we will revise the description of our revenue recognition model accordingly.
6.	We note that you recognize revenues from the design, development and integration of web sites and mobile phone devices using contract accounting based either on clients’ acceptance of completed milestones or using the percentage of completion method. Tell us how you have considered the guidance in paragraph 11, including footnote 1 of SOP 81-1 in determining that contract accounting is appropriate. Also tell us how your accounting for these arrangements complies with the guidance in SAB 104.

Response: As part of our Business Services segment we provide design and development services to our clients which encompass eBusiness consulting, development of mobile phone interfaces and web development services primarily through our wholly-owned subsidiary, Ion Global, and the modification, re-configuration, and testing of customers’ information systems to enhance customers’ internal financial reporting systems to customer specifications primarily through our wholly-owned subsidiary, Praxa. Such services are consistent with paragraph 11 and footnote 1 of SOP 81-1, wherein it indicates that SOP 81-1 applies to “...separate contracts to provide services essential to the construction or production of tangible property...”. These projects are priced on a fixed fee basis. Customers’ needs and specification are documented in the statement of work which is attached to the agreement. For such arrangements we are able to make reasonable estimates, based on our historical experience with similar transactions, of the total costs, fees and progress to completion. The vast majority of these agreements do not include customer acceptance provisions and accordingly the Company recognizes revenues using the percentage of completion method in accordance with SOP 81-1. For arrangements containing customer specific acceptance clauses, we account for revenues based on the completed contract method by deferring the recognition of revenue until we obtain formal acceptance because the unique nature of customer acceptance terms which require that the functionality of the product passes a predetermined acceptance test as designed by the customer. Since we concluded that the nature of our services for these arrangements are within the scope of SOP 81-1, we did not further assess the applicability of SAB 104 because SAB 104 states that “if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied”.
Note 3, Business Combinations, page F-25
7.	We note your disclosure on page 83 where you have provided a list of the material business acquisitions that took place in fiscal 2003 and 2004. We note that you have disclosed information about each of the companies on the list in Note 3, except for the acquisition of PK Information Systems Pty Ltd. Tell us what consideration was given to including information about this transaction in Note 3, or alternatively, tell us why you omitted this one transaction from the footnote.

Response: FAS 141 requires disclosures of business combinations that are material individually or in aggregate. In August 2003, we acquired PK Information Systems Pty Ltd. (“PKIS”), an established IT services business in Australia which has specialized capabilities in the areas of .NET application development and business intelligence solutions. The acquisition of PKIS was determined not to be material because the total assets acquired as a percentage of consolidated total assets as of the most recently completed fiscal year-end of the Company before the acquisition date was 0.7%. Furthermore, the acquisition of PKIS was also considered not to be material because PKIS was acquired to supplement the larger operations of Praxa (subsidiary of the Company) and the activities of PKIS were supplementary to those of Praxa. The acquisition of PKIS provided operational synergies within our Business Services segment. PKIS services were not new to the existing services of Praxa and they were not expected to provide significant growth or market opportunities in new market segments. In fact, the operations of PKIS did not have a significant impact on our Business Services segment subsequent to the acquisition date. Since the PKIS acquisition did not constitute a material business combination, no disclosure was made in our financial statements.

The statement on page 83 of our 2005 Form 20-F indicating that the PKIS acquisition represented a material business combination should not have been made. In our future filings, such disclosure will be removed.
Note 25, Restructuring Costs, page F-55
8.	We note your disclosures regarding the Company’s restructuring costs in fiscal 2004 and 2005. Tell us what consideration you gave to the disclosure requirements in paragraph 20 of SFAS No. 146.

Response: We had prepared our note disclosures for restructuring costs to be in compliance with the requirements of SFAS No. 146. However, upon further review, we noted that our note disclosures can be more transparent and improved. Our restructuring note disclosures focused on the material costs, namely employee severance costs and lease termination costs which combined represent 80% and 94% of our restructuring cost expense in 2004 and 2005, respectively, and 94% and 96% of our total restructuring cost liability at the end of 2004 and 2005, respectively. We therefore provided detailed disclosure on the amount of costs incurred by certain reporting segments for severance costs and lease termination costs in 2004 and 2005. There was no disclosure provided for 2003 because no restructuring took place. We provided information on the amount of payments made and adjustments, with appropriate explanation, made to restructuring cost accruals so that readers can reconcile between the opening and ending balances; however, we recognize that in future disclosures, a tabular presentation would make such disclosure easier to understand. We indicated that all of the restructuring costs have been incurred and the plan is substantially completed as a means of indicating that no further significant costs are expected to be incurred by us or any of our reporting segments as at December 31, 2005.
Form 6-K Filed on March 6, 2006, Form 6-K Filed April 13, 2006, Form 6-K Filed on May 2, 2006, Form 6-K Filed on May 26, 2006
9.	We note your presentation of non-GAAP financial measures in the Forms 6-K noted above and we further note your disclosure that “the non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial position and its prospects for the future” as well as your disclosure that you believe “the inclusion of the non-GAAP financial measures provide further clarity in its financial reporting.” Your current disclosure regarding the reasons for presenting these non-GAAP financial measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:
•	the manner in which the management uses the non-GAAP measures to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measures as compared to use of the most directly comparable GAAP financial measures;

•	the manner in which the management compensates for these limitations when using the non-GAAP financial measure, and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
     Response:

We note that the SEC Staff’s comment refers us to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which provides additional guidance on Item 10(e) of Regulation S-K. We wish to point out that because our Company is a foreign private issuer and has furnished, not filed, the above noted Form 6-K filings, the non-GAAP measures used in such filings would need to comply with Regulation G, but not Item 10(e). After reviewing our Form 6-K filings, we believe our use of non-GAAP measures complies with Regulation G which requires us to (a) present the most directly comparable financial measure calculated and presented in accordance with GAAP, and (b) numerically reconcile the non-GAAP financial measure, by schedule or other clearly understandable format, to the most directly comparable GAAP measure. Further, we confirm that none of the above noted Form 6-K filings have been incorporated by reference into a registration statement and hence would be considered “filed” with the SEC and thereby subject to Item 10(e) of Regulation S-K.
Upon further review of our non-GAAP measures in light of the questions raised by the SEC Staff, we understand that our disclosure could be improved. In our future filings we will also provide additional information concerning the use of our non-GAAP measures so that our readers understand limitations associated with their use. The additional information will be presented in substantially the following form:
“This press release includes adjusted net income, adjusted earnings per share and non-GAAP net cash and cash equivalents (“non-GAAP financial measures”). Non-GAAP financial measures are not in accordance with, or an alternative for, net income, earnings per share and cash and cash equivalents under generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.
Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income and earnings per share and cash and cash equivalents, respectively, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.”
* * *

As requested, in connection with responding to the comments of the Staff of the Commission, the Company acknowledges the following:
(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions about the responses in this letter please feel free to contact the undersigned at 678-259-8563 or Gregor Morela, Director of Financial Reporting for the Company at 678-259-8663.

Sincerely,
/s/ Verome M. Johnston

Verome M. Johnston Acting Chief Financial Officer CDC Corporation

Appendix A

(Amounts in 000's USD)	Percentage Owned			Investment Value on CDC's Books			Total Assets			Total Liabilities			Revenues
Name	12/31/2003	12/31/2004	12/31/2005	12/31/2003	12/31/2004	12/31/2005	12/31/2003	12/31/2004	12/31/2005	12/31/2003	12/31/2004	12/31/2005	2003	2004	2005
Equity Pacific Limited (“17game Group”)	—	37%	48%	—	3,685	5,594	—	11,623	11,248	—	4,711	4,230	—	1,162	6,276
Sportasia Media Limited	50%	50%	—	331	331	—	673	650	—	6,907	6,907	—	—	—	—
Beijing Palm-Lottery Information Technology Company Limited	50%	—	—	103	—	—	511	—	—	414	—	—	633	—	—
NOTES: The Company’s investments in Equity Pacific Limited and Beijing Palm-Lottery Information Technology Company Limited are held by China.com Inc., as of December 31, 2005, a 77% owned subsidiary of the Company.